Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

Nanometrics Growth Strategy Investor Presentation June 2006

Nanometrics’ Mission

To be the leading company providing both integrated and stand-alone metrology & process control technology to the global semiconductor industry

Nanometrics Strategy for Growth

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Superior Growth and Profits

Memory Integrated Optical CD Overlay

Focus on key customers

Gain market share

Consolidate

Gain scale

Worldwide strength

Cross-sell integrated + standalone

Top-line growth

Operating leverage

Increased profitability

Growth Opportunity: Memory

Siliconization of consumer “consumables”

Cell phone growth unheralded

PS3, Xbox, iPod, DVDs, GPS…

Huge Flash and DRAM content

Vista OS launch to accelerate DRAM spending

1GB minimum, 2GB optimized

Option to enhance performance by employing Flash key as cache

Flash as PC storage medium becoming a reality

Instant on, reduced power consumption

Driver for true PC replacement cycle

Requires dozens and dozens of chips

Nanometrics’ Memory Strategy

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Memory

Integrated Optical CD Overlay

70-80% of Nano sales are into memory market

Majority of sales to Korea and Japan

CapEx spending by customers less reliant on US equity markets

Strong position with key memory customers in Korea and Japan creates opportunity to sell additional metrology products

Other Secular Drivers of Semiconductor Capex Growth

Move to 450mm manufacturing a decade away

Increased	capacity achieved only from expansion and shrinks

Dual-core MPUs require 2x silicon Lithography challenges abound

Shrinks and Litho challenges = more process control

Look beyond the “cycles” to continued areas of strength for the industry and Nanometrics

Growth Opportunity: Integrated Metrology

One of the highest-growth markets in process control

Improves production economics, accelerates production ramp and enables APC

Results in higher profits for IC manufacturers

Solid penetration of non-metal CMP thin film measurement

CVD, etch just beginning to catch on

More markets yet to be penetrated

AMAT-DNS JV creates additional opportunity in track

Integrated TF, OCD and Overlay

Metal CMP and more

Nanometrics’ Integrated Strategy

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Memory

Integrated

Optical CD

Overlay

Became #1 player in 2005 *

$40-50M market growing to $100+M by 2009 *

Strategic benefit to supplying both standalone + integrated metrology

Huge customer cross-selling opportunities

38% of Nano product revenue in 2005

50% of Nano product revenue in Q1 2006

*	Source: Dataquest. Includes integrated systems for TF and OCD metrology. Nova #2.

Growth Opportunity: Optical CD Measurement

CD-SEM

Running out of steam $410M

~$	700M * $210M

Thin Film

Essential measurements

[Graphic Appears Here]

Optical CD

Filling in for CD-SEM

TF/Optical CD

Two key technologies in one package

CD-SEM

*	Source: Dataquest market size numbers for 2005. Dataquest predicts 50%+ CAGR for OCD through 2009.

Nanometrics’ Optical CD Strategy

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Memory

Integrated

Optical CD

Overlay

KLAC #1 player NANO strong #2 * TWAV #3 Accent #4 (merging)

Emerging opportunity for integrated applications

Historically strong position in TF key as OCD+TF merge

*	Source: Dataquest.

Growth Opportunity: Overlay Metrology

Dual exposure emerges as attractive option for extending 193nm lithography Timing window may be realized sooner; Less costly than implementing new technologies

–	Compared to EUV, immersion

Burden on overlay metrology can more than double in precision and capacity requirements

Mask evolution:

Binary Mask

Binary w/ OPC

PSM Mask

PSM Mask w/ PSM 2nd Mask

Resulting Wafer Pattern:

240nm pitch

210nm pitch

160nm pitch

110nm pitch

Nanometrics’ Overlay Strategy

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Memory Integrated Optical CD

Overlay

KLAC

Nikon

Accent Soluris

NANO

KLAC

Nikon exiting

NANO/ IVS/Accent

Opportunity for integrated applications

Soluris added strength in US, Singapore

Accent to add strength in Europe, US

Nano already strong in Korea, Japan, Taiwan and China

*	Source: Dataquest.

Acquisitions Accelerating Nanometrics’ Growth

Acquired Soluris in March $7 million cash purchase $8-10 million in annual Overlay revenues, 150+ systems in the field Strength in 200mm, MEMS, Inkjet, GaAs, bump

Announced proposed acquisition of Accent Optical in January

Stock deal valued at ~$60 million* closing in July

Accent receives 28% of NANO equity for 37% LTM revenue contribution Strong position in Overlay, plus additional $100M+ market opportunity 25 years in the business, a buyout of Bio-Rad unit

* Based on 5 million shares and $10.9 million net debt. The transaction is subject to approval of Nanometrics and Accent shareholders.

Combination Provides Enhanced Channel

Nanometrics

Accent

Soluris

A New Nanometrics

Yesterday’s NANO:

In 2005, represented $70M of a $465M market Used to be #2, 3 or 4 player in each segment

Today’s NANO:

Pro forma for Soluris and Accent: ~$120M of $465M market

#1 or #2 position in every core market segment

At least $200M in additional near-term market opportunities

HBLED + FTIR (Accent)

Mask metrology (new Nano product)

Enhanced channel, improved team, greater scale`

Nanometrics Strategy for Growth

Identify High-Growth Opportunities

Solidify Competitive Position

Leverage the Channel

Superior Growth and Profits

Memory Integrated Optical CD Overlay

Focus on key customers

Gain market share

Consolidate

Gain scale

Worldwide strength

Cross-sell integrated + standalone

Top-line growth

Operating leverage

Increased profitability

Improving Fundamentals

Representative GM trend –High GM in Q4’05 due to sales of highly depreciated units

Quarterly	Revenue ($M)

25

20

15

10

5

0

Q1 ‘05

Q2 ‘05

Q3 ‘05

Q4 ‘05

Q1’06 adj

60%

50%

40%

30%

20% 10% 0%

-10%

-20%

-30%

-40%

%	of Revenue

Revenue

Blended GM

Operating Margin

+ Strong balance sheet: $33.5 million in cash, $2.2 million in debt

Significant Operating Leverage in the Model

GAAP	Non-GAAP

2005 Q106 Target Cash Basis* Product Gross Margin 52% 50% 58% 60% Service Gross Margin (12%) 15% 19% 20% Blended Gross Margin 43% 45% 53% 55%

SG&A	32% 40% 27% 23%
R&D	18% 13% 13% 12%
Operating	Margin (7%) (9%) 13% 20%
*	Excludes non-cash expenses from amortization of intangibles and equity-based compensation.

Final Thoughts

Several secular growth trends driving the industry A new Nanometrics Well-positioned with a solid strategy for growth Driving operating leverage

Additional Information and Where to Find It

In connection with the planned merger (the “Merger”) between Nanometrics, Inc.

(“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and between Nanometrics, Alloy Merger Corporation (a wholly owned subsidiary of Nanometrics) and Accent, Nanometrics and Accent filed a joint proxy statement/prospectus on June 12, 2006. The proxy statement/prospectus includes a resolution for Nanometrics shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. The proxy statement/prospectus also includes a resolution for Accent stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics once it is finalized. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED

MERGER WHEN IT IS FINALIZED BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent. Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Additional Information and Where to Find It

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in the joint proxy statement/prospectus. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.